November 7, 2014

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Burzynski Research Institute, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2014

Filed May 30, 2014

File No. 000-23425

Gentlemen:

Burzynski Research Institute, Inc. (the “Company”, “we” or “our”), acknowledges receipt of the letter dated October 28, 2014, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended February 28, 2014, File No. 000-23425, filed with the Commission on May 30, 2014 (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or tell the Staff by that time when we will provide the Staff with our responses. This correspondence is to confirm that we spoke with Mr. Austin Stephenson on November 3, 2014 regarding an extension of time to respond to the Comment Letter, and Mr. Stephenson confirmed an extension to no later than November 24, 2014 as the date by which we expect to provide our responses to the Comment Letter.

We thank the Staff for its understanding and flexibility.

If you have any questions regarding the foregoing response, please contact the undersigned at (713) 335-5664.

Sincerely,

BURZYNSKI RESEARCH INSTITUTE, INC.

/s/ Stanislaw R. Burzynski
Stanislaw R. Burzynski
President and Chairman of the Board of Directors
(Chief Executive Officer)